SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of
the Securities Exchange Act of 1934

Report on Form 6-K for November 18, 2004

The BOC Group plc
Chertsey Road, Windlesham,
Surrey GU20 6HJ
England

(Name and address of registrant's principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  [X]          Form 40-F  [  ]

Enclosures:

A News Release dated 18 November 2004 announcing the Preliminary Results for The BOC Group plc for the year ended 18 November 2004.

THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY INFORMATION
SERVICE ON 18 NOVEMBER 2004
AT 07.01 HRS UNDER REF: PRNUK-1811040700-D4C5

FOR IMMEDIATE RELEASE
Windlesham, 18 November 2004

The BOC Group results for the year to 30 September 2004

'A very strong profit and cash flow performance'
	Year 2004	Year 2003	4th qtr 2004	4th qtr 2003
Turnover	£4,599.3m	£4,323.2m	£1,188.2m	£1,141.8m
Operating profit	£559.5m	£438.6m	£151.7m	£79.5m
Adjusted operating profit (1)	£576.9m	£505.6m	£154.5m	£131.9m
Earnings per share	53.5p	44.5p	20.0p	7.8p
Adjusted earnings per share (1)	63.2p	52.9p	17.0p	14.4p

•	Adjusted operating profit was up 15 per cent for the year and up 21 per cent for the quarter. Adjusted earnings per share were up 20 per cent for the year and 22 per cent for the quarter (note 2).
•	There was strong growth of Process Gas Solutions' turnover and adjusted operating profit for the year and for the fourth quarter. New supply scheme contracts in Asia and in north America will add some growth in 2005 and significant growth in 2006 and beyond.

•	Adjusted operating profit grew strongly in Industrial and Special Products for the quarter. Turnover and adjusted operating profit were also up for the year.
•	Adjusted operating profit was sharply better at BOC Edwards as a result of increased demand for semiconductor and flat panel display equipment.
•	Cash flow was strong for the year, particularly in the fourth quarter, and adjusted return on capital increased 2.8 per cent to 15.4 per cent. Return on capital increased to 14.9 per cent.

1 'Adjusted' means excluding exceptional items.
2 Comparisons are made with the same period a year ago at constant exchange rates.
3 This preliminary announcement is unaudited.

Chief Executive, Tony Isaac said,
'Our strong financial performance continued throughout the year into the fourth quarter, during which every business segment contributed to growth. Our profit performance was mirrored in particularly strong cash flow and in the return on capital, which also improved steadily throughout the year. The successful disposal of our US packaged gas business completed in July will enable BOC further to improve returns in the Industrial and Special Products business. Substantial new project wins will add to the growth of our Process Gas Solutions business in future years.'

The BOC Group results for the quarter and year to 30 September 2004
	2004	2003	change as reported	at constant exchange rates	2

Excl. exceptional items 1

Year to 30 September
Turnover	£4,599.3m	£4,323.2m	+6%	+9%
Adjusted operating profit	£576.9m	£505.6m	+14%	+15%
Adjusted profit before tax	£504.3m	£418.9m	+20%	+20%
Adjusted earnings per share	63.2p	52.9p	+19%	+20%

3 months to 30 September
Turnover	£1,188.2m	£1,141.8m	+4%	+10%
Adjusted operating profit	£154.5m	£131.9m	+17%	+21%
Adjusted profit before tax	£139.1m	£112.4m	+24%	+27%
Adjusted earnings per share	17.0p	14.4p	+18%	+22%

Statutory results

Year to 30 September
Turnover	£4,599.3m	£4,323.2m	+6%	+9%
Operating profit	£559.5m	£438.6m	+28%	+27%
Profit before tax	£412.3m	£351.9m	+17%	+14%
Earnings per share	53.5p	44.5p	+20%	+19%

3 months to 30 September
Turnover	£1,188.2m	£1,141.8m	+4%	+10%
Operating profit	£151.7m	£79.5m	+91%	+89%
Profit before tax	£141.5m	£60.0m	+135%	+128%
Earnings per share	20.0p	7.8p	+156%	+154%

Notes
1.	Results excluding exceptional items are used by management to measure performance. They are shown in order to reveal business trends more clearly than statutory results, which include such items.
2.	In order to show underlying business trends, results are also compared at constant exchange rates to eliminate the effects of translating overseas results into sterling at varying rates.
3.

Unless otherwise stated, all the commentaries that follow are made on the basis of adjusted results that exclude exceptional items and comparisons are at constant exchange rates. Segment results are shown on this basis below.

4.	Full statutory results are on pages 10 to 19.

BUSINESS SEGMENT RESULTS
All comparisons that follow are on the basis of constant exchange rates.
Adjusted operating profits exclude operating exceptional items (see also note 4 on page 18).
Comparisons are made with the same period a year ago unless stated otherwise.
The fourth quarter means the fiscal quarter to 30 September.

	Year to 30 September 2004				Fiscal fourth quarter
Business segments £ million	Turnover		Adjusted operating profit		Turnover		Adjusted operating profit

Process Gas Solutions	1,275.2	+9%	190.3	+10%	334.6	+9%	48.8	+15%
Industrial and Special Products	1,782.3	+3%	269.5	+10%	442.6	- 1%	70.5	+15%
BOC Edwards	816.5	+27%	47.8	+181%	221.3	+40%	15.3	+234%
Afrox hospitals	432.1	+9%	59.8	+16%	117.3	+8%	17.9	+10%
Gist	293.2	+1%	25.1	- 14%	72.4	+12%	6.5	+9%
Corporate			(15.6)				(4.5)
Group total	4,599.3	+9%	576.9	+15%	1,188.2	+10%	154.5	+21%

PROCESS GAS SOLUTIONS (PGS)

Turnover was up 9 per cent for the quarter and for the year. The acquisition of an increased share of the Cantarell nitrogen project in Mexico and revenues from new production plants accounted for about 2 per cent of the growth in the quarter. Adjusted operating profit increased faster than turnover in the fourth quarter helped by growth in Asia and improved operational efficiency.

Adjusted return on capital increased a further 1.3 per cent to reach 10.8 per cent for the 12 months to 30 September. The key factors behind this improvement were profit improvements arising from a combination of business efficiency cost savings and firm pricing, as well as the addition of new projects delivering an above average rate of return.

In the UK, both turnover and adjusted operating profit were higher than a year ago for the fourth quarter and for the year as a whole. Better tonnage volumes drove increased turnover while cost savings and more efficient plant operation further boosted adjusted operating profit.

Price increases offset higher input costs in 2004. Further increases are being implemented in 2005 to cover sharply higher electricity prices in the UK following the expiry of a fixed price supply contract.

Turnover in Ireland was similar to a year ago but adjusted operating profit for the year was slightly better. Turnover increased in Poland for the year as a result of improved demand and the acquisition of Praxair Polska's business with effect from February 2003. Integration synergies also helped towards increased adjusted operating profit for both the year and the fourth quarter.

North American turnover was up in the fourth quarter and for the year, reflecting revenues from the new plant supplying hydrogen for the production of clean fuels at Citgo's refinery at Lemont, Illinois that began production at the end of October 2003, as well as improved demand from the metals sector. Compared with a year ago, adjusted operating profit was similar for the quarter and up for the year on an underlying basis after excluding some non-recurrent items.

During September 2004, BOC completed the acquisition of Duke Energy's 30 per cent interest in the company supplying nitrogen to pressurise Pemex oilfields in the Gulf of Mexico. This purchase has raised BOC's interest to 65 per cent.

South Pacific region turnover improved for the year and the fourth quarter. BOC's major plants in Australia achieved significant cost savings as a result of improved operating efficiency. Adjusted operating profit was up for the year but slightly down in the fourth quarter as a result of some temporary plant shutdowns.

A hydrogen purification plant and bus re-fuelling facility to support BP in the Government of Western Australia's environmentally friendly fuel cell bus trial in Perth came into operation during September. Three hydrogen-fuelled buses will be operating in the city of Perth. The trial is to continue for at least the next two years.

South and south east Asia benefited throughout the year from both strong economic growth and the full impact of a new HyCO plant in Thailand that began production in 2003. Turnover growth led to improved adjusted operating profit for the year as did the inclusion of a non-recurrent charge for a customer closure in the Philippines during the fourth quarter of 2003.

In north Asia, turnover increased in 2004 and in the fourth quarter albeit at a more modest pace than in 2003. Production plants across the region were almost fully utilized and relatively few new plants came on stream in 2004. However, volume increases led to significantly better adjusted operating profits for the year and the fourth quarter. Growth was driven by strong demand from the electronics packaging sector, petrochemical and steel customers in Taiwan, and industrial gas demand from Chinese steel customers.

Economic conditions were stable in Korea but increased turnover and adjusted operating profit came from some additional argon and hydrogen capacity to supply customers near Pohang.

A number of new facilities will add significantly to BOC's production in China within the next 12 months. Four large air separation plants are under construction to supply petrochemical and steel customers and a further five nitrogen generators will supply a variety of customers in the electronics and metals markets.

BOC won several significant new supply scheme contracts in 2004. BOC's hydrogen business with refiners will be substantially increased with a new plant to supply both a Sunoco refinery at Toledo, Ohio, and a nearby BP refinery. The hydrogen will be used by both BP and Sunoco in the production of ultra-low sulphur gasoline and diesel fuels. The complex will be capable of supplying over 120 million standard cubic feet a day of hydrogen. BOC is investing more than US$100 million in the facility, which is currently scheduled to be completed early in fiscal 2006.

In China in addition to the expansions at Taiyuan (TISCO) and Nanjing currently being constructed, BOC has more recently announced a new joint venture with Sinopec Shanghai Petrochemical Company Ltd. (SPC), a subsidiary of Sinopec Corporation to meet the industrial gases needs of SPC in the Jinshan District of Shanghai. The joint venture expects to invest in the production of nearly 3,000 tonnes a day of air separation capacity initially through the acquisition of SPC's existing industrial gases assets followed by the construction of a new world-scale air separation unit (ASU). This will support SPC's fast growing petrochemical business and those of additional customers in the area. The Jinshan District is one of the major areas of petrochemical investment in China and, aside from the SPC complex, includes the nearby Shanghai Chemical Industries Park, where a number of global and local chemical companies are located.

In September 2004 MIG Production Co. Ltd (MIGP), a joint venture between Thai Industrial Gases PCL, BOC's Thai subsidiary, and Bangkok Industrial Gas Company Ltd was awarded a long-term contract to supply 800 tonnes a day of oxygen to a new mono ethylene glycol project operated by TOC Glycol Co. Ltd. (TOCGC) in Map Ta Phut, Thailand.

MIGP will invest US$50 million to build an ASU on an adjacent site to the TOCGC new mono ethylene glycol plant. Scheduled to come on stream in the second quarter of 2006, the facility will produce 1,300 tonnes of oxygen a day, making it the largest ASU in Thailand. The excess capacity from the new facility will serve the parent companies' tonnage and merchant markets.

INDUSTRIAL AND SPECIAL PRODUCTS (ISP)

Turnover was up for the year but slightly down in the fourth quarter following the disposal of the US packaged gas business at the end of July. Turnover was up by 4 per cent in the fourth quarter excluding the effect of the disposal. Adjusted operating profit was up for both the fourth quarter and for the year, helped by a non-recurrent profit in India during the fourth quarter. Excluding this, adjusted operating profit was up 11 per cent in the fourth quarter. Adjusted return on capital increased to 22.8 per cent for the 12 months to 30 September.

For Europe as a whole, turnover and adjusted operating profit increased for the year and for the fourth quarter despite the disposal of BOC's joint venture in Turkey with effect from the end of December 2003. UK turnover and profit growth were driven by increased sales to the medical sector that were supported by improved rental income and better prices. Turnover increased and adjusted operating profit held firm in Ireland while turnover and adjusted operating profit in Poland continued to benefit from the acquisition of the Praxair Polska business, which was effective from February 2003.

2004 was a year of transition in north America. The US packaged gas business, which had an annual turnover of some US$240 million a year, was sold at the end of July. A provisional book loss on disposal and a further charge for restructuring the remaining business were included as exceptional items in the third quarter. These charges are detailed in Note 4 on page 18. BOC retains the global helium business, bulk medical gases and bulk supplies to distributors in the US, as well as the Canadian packaged gas business. In total these retained elements currently generate turnover of some US$450 million a year.

Turnover and adjusted operating profit increased in east Asia in 2004. The most favourable profit trends were in Thailand and Taiwan, while intensified competition impacted profitability in Malaysia and Hong Kong.

Turnover in the south Pacific region was up in the fourth quarter and for the year, driven by increased gas and cylinder rental income and strongly growing sales of safety equipment. Adjusted operating profit also improved for the quarter and for the year, reflecting not only volume growth but also firm selling price trends across every part of the business, including liquefied petroleum gas.

Turnover and adjusted operating profit in South Africa were up in the fourth quarter and for the year. There was an improvement in manufacturing activity in the fourth quarter despite continued weak export activity as the stronger rand had a negative impact on export-oriented manufacturing for much of the year. This was exemplified by weak sales of ResQpak emergency oxygen equipment to the gold mining industry.

BOC EDWARDS

Turnover and adjusted operating profit in the fourth quarter were significantly ahead of a year ago and at a similar level to the previous quarter, principally reflecting strong sales of semiconductor and flat panel display equipment. For the same reason, turnover and adjusted operating profit for the year 2004 were well up on 2003. The better profit performance led to a sharp increase in the return on capital from 2.9 to 7.8 per cent.

Sales of bulk gases and electronic materials were also higher during the fourth quarter as a result of increased semiconductor and flat panel manufacturing.

During September, evidence of a slow down in the semiconductor and flat panel markets was apparent and equipment order intake fell below the high levels of the previous few months. Some semiconductor manufacturers have reported high stock levels at customers leading to a reduction in wafer starts and some planned expansions into 'Generation 7' flat panel manufacturing have been delayed.

Despite this, many projects are proceeding to schedule. BOC Edwards is expanding in Taiwan through its long-term joint venture company, BOC Lienhwa Industrial Gases, which is investing over US$75 million for seven gas plant facilities to ensure bulk gas supply to nine new semiconductor and flat panel display manufacturing fabs currently under construction.

The weakness of the US dollar had an adverse impact on BOC Edwards' margins in 2004 as manufacturing costs are principally in sterling while sales revenues are related principally to the US dollar. BOC Edwards routinely takes forward cover for a portion of its expected future foreign currency revenues. The sustained weakness of the dollar will mean that the effective rate, including some forward cover, for conversion of dollar revenues into sterling will be worse in 2005 than it was in 2004. If the current rate persists, the adverse impact to adjusted operating profit is expected to be approximately £2.5 million a quarter compared with 2004.

During August 2004, the US 5th Circuit Court of Appeals reversed in its entirety the judgement against the BOC entities relating to Fluorogas. In addition, the Appellate Court reversed virtually all of the judgement against Fluorogas itself.

AFROX HOSPITALS

On 17 November 2003, Afrox announced that it had agreed to sell its entire holding in Afrox Healthcare Limited to a consortium led by two major black economic empowerment investors. On 20 April 2004 the South African Competition Commission advised that the transaction should be approved subject to certain conditions, which were acceptable to both the buyers and the seller. The sale now remains subject to the outcome of the South African Competition Tribunal, at which closing hearings are currently scheduled for March 2005. In addition, an application has been brought in the South African High Court by two shareholders in Afrox Healthcare to have the Scheme of Arrangement, by which the disposal would be implemented, declared to have lapsed. This application, which is being opposed, is currently due to be heard in the week commencing 29 November 2004.

Turnover and adjusted operating profit were up in the fourth quarter and for the year. Hospital occupancy rates were higher than a year ago in the fourth quarter while acquisitions were a minor factor in the turnover increase. Adjusted operating profit increased faster than turnover as a result of careful control of overhead costs and positive pricing trends. The Lifecare chronic care facilities and Afrox occupational health services both delivered a good performance in 2004.

The change to a new reimbursement system that began during 2003 was completed in 2004. The previous system of paying health care providers a fee for their services changed to a fixed payment for each kind of procedure.

GIST

Turnover and adjusted operating profit were up in the fourth quarter as a result of the expansion of Marks & Spencer's food business through new outlets and the growth of business with other customers including Ocado and Carlsberg UK. For the year, new business and organic growth were sufficient to offset the previously announced termination of the General Merchandise contract with Marks & Spencer with effect from the end of July 2003 so turnover was slightly higher. Adjusted operating profit was lower for the year. A non-recurrent credit of £4.1 million relating to the General Merchandise contract termination was included in 2003.

IMPACT OF EXCHANGE RATES

The comparisons above are on a constant exchange rate basis. The negative effect of exchange rate movements on the comparison of results increased further in the fourth quarter. The continued weakness of the US dollar was the principal factor while the benefits of the stronger South African rand diminished as the year progressed and the impact of the Australian dollar was marginally negative in the fourth quarter. If the results of the fourth quarter a year ago had been translated at the rates applied to this year, turnover would have been reduced by £58.2 million, adjusted operating profit by £4.3 million, adjusted profit before tax by £3.0 million and adjusted earnings per share by 0.5p.

CASH FLOW, BORROWINGS AND TAX

Operating cash flow for the fourth quarter was again strong at £261.5 million. Whilst this was slightly lower than the fourth quarter last year, it reflects a more consistent cash generation over each quarter of 2004.

Improved adjusted operating profit and good working capital control during the year 2004 led to operating cash flow significantly greater than a year ago. This includes additional contributions to the main UK pension scheme, which were some £28 million more than in 2003.

In the fourth quarter, there was an increase in the level of dividends from joint ventures and associates including a second dividend for the year from Japan Air Gases. During 2004 dividends from joint ventures and associates were significantly greater than previously as a result of a strategy to make the financial structure of the joint ventures more efficient.

Capital expenditure in the fourth quarter was similar to a year ago, following the commencement of expenditure on major projects announced recently.

In the fourth quarter the main acquisition was to increase BOC's holding in the Cantarell joint venture in Mexico. Following the sale of the packaged gas business in the US, disposal proceeds of £98 million were received. These were offset by some £16 million of cash outflow relating to the disposal with approximately £22 million of cash outflow still to come. Net cash proceeds are therefore expected to be approximately £60 million. In addition, there was a capital reduction in Japan Air Gases, which resulted in a further cash inflow of £53 million that is shown as part of acquisitions and disposals.

Net borrowings at 30 September 2004 were £962.4 million. This was a reduction of £405.7 million compared with 30 September 2003. The main factor in the net borrowings movement was the net cash inflow of £339.2 million. This was driven by the increased profit and an improvement in the ratio of working capital to sales from 14 per cent at the end of 2003 to 13 per cent at the end of 2004, as well as the higher level of cash received from joint ventures and associates and the disposals in 2004. In addition there was a positive impact of £59 million from exchange rate movements over the year.

The financial ratios improved significantly. Net interest on net debt was covered 6.3 times by operating profit (6.5 times by adjusted operating profit). This is an improvement over the same measures last year (4.6 and 5.3 times respectively). Gearing ratios at 30 September 2004 were 29.9 per cent for net debt / capital employed and 51.2 per cent for net debt / equity compared with 37.4 per cent and 73.4 per cent respectively at 30 September 2003.

Adjusted return on capital employed for the year was 15.4 per cent compared with 12.6 per cent in 2003. Return on capital employed was 14.9 per cent compared with 10.9 per cent in 2003.

The effective rate of tax on adjusted profit was 29 per cent in 2004, the same as in 2003. The total rate of tax was 24.7 per cent in 2004 compared with 27.4 per cent in 2003.

Under the FRS17 accounting standard used by the Group, the increase in equity market valuations at the end of September will result in an increase in the expected return on pension scheme assets during 2005. This will be partly offset by an increase in the interest on pension scheme liabilities. In aggregate an increase of approximately £2.9 million in the net pension credit is expected at current exchange rates for 2005.

DIVIDENDS

Ordinary shareholders
The dividends already paid in 2004 were covered 1.58 times by adjusted earnings. As BOC delivers earnings growth going forward, the intention is to rebuild dividend cover over the medium term towards a level of two times by progressively growing the dividend, albeit at a lower rate than earnings per share growth. Over recent years the first interim dividend has been held flat and all growth included with the second interim, with the overall aim of achieving a ratio of 40:60 for the two interim dividends. As this has been achieved, the Board has decided to raise the first interim dividend by 2.6 per cent to 15.9p.

A first interim dividend for 2005 of 15.9p will therefore be paid on 1 February 2005 to shareholders on the register on 7 January 2005 and the shares will be quoted 'ex dividend' on 5 January 2005. The BOC Dividend Reinvestment Plan will be available to shareholders whose applications have been received by Lloyds TSB Registrars by 11 January 2005. Any revocations must be received by the same date.

American Depositary Receipt (ADR) holders
The first interim dividend will be paid on 8 February 2005 to holders of sponsored ADRs registered on 7 January 2005. The ADRs will be quoted 'ex dividend' on the New York Stock Exchange on 5 January 2005. The Global Invest Direct plan will be available to ADR holders.

OUTLOOK FOR 2005

BOC Edwards has been successful in winning significant new electronic gases business during 2004, particularly in Taiwan and China, and maintaining strong market share in its semiconductor equipment business. This will contribute to the development of turnover and operating profit. However, a recent slow-down in semiconductor spending coupled with the delays in some new flat panel investments has been reflected in some reduction of order intake for semiconductor equipment. This, coupled with the adverse impact of the weaker US dollar, is expected to lead to operating profits in each of the first two quarters of 2005 slightly below the average quarterly rate of the year 2004.

BOC's gases businesses continue to make excellent progress and the outlook for 2005 and beyond is positive. In 2005 Industrial and Special Products will reap the full benefit of the US packaged gas disposal. The year on year benefit to operating profit is expected to be some £10 million a year. Process Gas Solutions will benefit from new production in 2005 and more new supply schemes are scheduled to be commissioned thereafter.

Notes for editors
The BOC Group is one of the largest and most global of the world's leading gases companies. Serving two million customers in more than 50 countries, BOC employs over 43,000 people and had annual sales of nearly £4.6 billion in 2004.

BOC is organised into three global lines of business – aligning the organisation directly to its customers.

Process Gas Solutions (PGS) provides tailored solutions to the process needs of our largest customers, primarily in industries such as oil refining, chemicals and steel. The result is the dedicated supply of gases by pipeline (tonnage), from on-site production units, or in liquid form by tanker (merchant market). PGS works globally, wherever the world's largest companies do business.

Industrial and Special Products (ISP) serves customers who need smaller volumes of gas, mostly delivered in cylinders. It offers a range of gases, products and services for cutting and welding metals, and for a host of customers in the medical, hospitality and scientific markets. ISP also has a significant liquefied petroleum gas (LPG) business in certain countries.

BOC Edwards is synonymous with the semiconductor industry, supplying gases, equipment and services to one of the world's most challenging industries. The chemical, metallurgical and scientific instrument markets are increasingly important to BOC Edwards' general vacuum business.

In addition BOC has two specialised operations:
Afrox hospitals, the largest supplier of private health care in southern Africa.

Gist, a logistics company specialising in a range of supply chain solutions, which serves a number of major customers including Marks & Spencer.

Print quality images of Tony Isaac, chief executive of The BOC Group and René Médori, finance director, may be downloaded directly from our photo library on the NewsCast website at: http://www.newscast.co.uk To access the library, simply register your details with that website.

More detailed presentation material will be made available on The BOC Group investor relations website www.boc.com/ir under Annual and Quarterly Reports.

Contact:	Christopher Marsay, Director, Investor Relations
Tel. 01276 477222 (International +44 1276 477222)

GROUP RESULTS
YEAR TO 30 SEPTEMBER 2004

	Year to 30 Sep 2004			Year to 30 Sep 2003

	Before exceptional items	Exceptional items	After exceptional items	Before exceptional items	Exceptional items	After exceptional items

	£million	£million	£million	£million	£million	£million
TURNOVER, including share of joint ventures and associates	4,599.3	-	4,599.3	4,323.2	-	4,323.2
Less: Share of joint ventures	647.0	-	647.0	544.3	-	544.3
Share of associates	66.9	-	66.9	60.6	-	60.6

Turnover	3,885.4	-	3,885.4	3,718.3	-	3,718.3

Operating profit of subsidiary undertakings	464.4	(14.8)	449.6	407.4	(60.2)	347.2
Share of operating profit of joint ventures	99.4	(2.6)	96.8	86.8	(6.8)	80.0
Share of operating profit of associates	13.1	-	13.1	11.4	-	11.4

Total operating profit including share of joint ventures and associates	576.9	(17.4)	559.5	505.6	(67.0)	438.6
Loss on disposal of business	-	(79.5)	(79.5)	-	-	-
Profit on disposal of fixed assets	-	4.9	4.9	-	-	-

Profit before interest	576.9	(92.0)	484.9	505.6	(67.0)	438.6
Interest on net debt	(88.4)	-	(88.4)	(96.1)	-	(96.1)
Interest on pension scheme liabilities	(117.4)	-	(117.4)	(110.2)	-	(110.2)
Expected return on pension scheme assets	133.2	-	133.2	119.6	-	119.6
Other net financing income	15.8	-	15.8	9.4	-	9.4

PROFIT ON ORDINARY ACTIVITIES BEFORE TAX	504.3	(92.0)	412.3	418.9	(67.0)	351.9
Tax (note 5)	(146.2)	44.5	(101.7)	(121.4)	25.0	(96.4)

Profit on ordinary activities after tax	358.1	(47.5)	310.6	297.5	(42.0)	255.5
Minority interests	(46.6)	-	(46.6)	(36.8)	0.4	(36.4)

PROFIT FOR THE YEAR	311.5	(47.5)	264.0	260.7	(41.6)	219.1
Dividends	(197.3)	-	(197.3)	(192.1)	-	(192.1)

Surplus for the year	114.2	(47.5)	66.7	68.6	(41.6)	27.0

Earnings per share (note 6)
- basic	63.2p	(9.7)p	53.5p	52.9p	(8.4)p	44.5p
- diluted	63.1p	(9.6)p	53.5p	52.9p	(8.4)p	44.5p

GROUP RESULTS
3 MONTHS TO 30 SEPTEMBER 2004

	3 months to 30 Sep 2004			3 months to 30 Sep 2003

	Before exceptional items	Exceptional items	After exceptional items	Before exceptional items	Exceptional items	After exceptional items

	£million	£million	£million	£million	£million	£million
TURNOVER, including share of joint ventures and associates	1,188.2	-	1,188.2	1,141.8	-	1,141.8
Less: Share of joint ventures	172.7	-	172.7	164.3	-	164.3
Share of associates	15.5	-	15.5	21.2	-	21.2

Turnover	1,000.0	-	1,000.0	956.3	-	956.3

Operating profit of subsidiary undertakings	124.0	(1.9)	122.1	101.3	(51.4)	49.9
Share of operating profit of joint ventures	26.8	(0.9)	25.9	26.5	(1.0)	25.5
Share of operating profit of associates	3.7	-	3.7	4.1	-	4.1

Total operating profit including share of joint ventures and associates	154.5	(2.8)	151.7	131.9	(52.4)	79.5
Loss on disposal of business	-	0.3	0.3	-	-	-
Profit on disposal of fixed assets	-	4.9	4.9	-	-	-

Profit before interest	154.5	2.4	156.9	131.9	(52.4)	79.5
Interest on net debt	(19.3)	-	(19.3)	(21.9)	-	(21.9)
Interest on pension scheme liabilities	(29.0)	-	(29.0)	(27.6)	-	(27.6)
Expected return on pension scheme assets	32.9	-	32.9	30.0	-	30.0
Other net financing income	3.9	-	3.9	2.4	-	2.4

PROFIT ON ORDINARY ACTIVITIES BEFORE TAX	139.1	2.4	141.5	112.4	(52.4)	60.0
Tax (note 5)	(40.2)	12.4	(27.8)	(29.4)	19.5	(9.9)

Profit on ordinary activities after tax	98.9	14.8	113.7	83.0	(32.9)	50.1
Minority interests	(14.9)	-	(14.9)	(11.7)	-	(11.7)

PROFIT FOR THE PERIOD	84.0	14.8	98.8	71.3	(32.9)	38.4

Earnings per share (note 6)
- basic	17.0p	3.0p	20.0p	14.4p	(6.6)p	7.8p
- diluted	17.0p	3.0p	20.0p	14.4p	(6.6)p	7.8p

GROUP BALANCE SHEET
AT 30 SEPTEMBER 2004

	At 30 Sep 2004	At 30 Sep 2003 (restated)

	£million	£million
Fixed assets
- Intangible assets	174.9	206.1
- Tangible assets	2,618.4	2,913.4
- Joint ventures, associates and other investments	548.2	608.6

	3,341.5	3,728.1

Current assets	1,255.3	1,104.9
Creditors: amounts falling due within one year	(1,134.7)	(1,168.2)

Net current assets/(liabilities)	120.6	(63.3)

Total assets less current liabilities	3,462.1	3,664.8
Creditors: amounts falling due after more than one year	(963.2)	(1,133.1)
Provisions for liabilities and charges	(345.2)	(376.6)

Total net assets excluding pension assets and liabilities	2,153.7	2,155.1
Pension assets	68.9	50.7
Pension liabilities	(344.5)	(341.8)

Total net assets including pension assets and liabilities	1,878.1	1,864.0

Shareholders' capital and reserves	1,675.3	1,686.7
Minority shareholders' interests	202.8	177.3

Total capital and reserves	1,878.1	1,864.0

GROUP CASH FLOW STATEMENT
YEAR TO 30 SEPTEMBER 2004

	Year to 30 Sep 2004	Year to 30 Sep 2003 (restated)

	£million	£million
TOTAL OPERATING PROFIT before exceptional items	576.9	505.6
Depreciation and amortisation	324.0	333.4
Net retirement benefits charge less contributions	(15.9)	5.6
Operating profit before exceptional items of joint ventures	(99.4)	(86.8)
Operating profit before exceptional items of associates	(13.1)	(11.4)
Changes in working capital and other items	(2.1)	(18.0)
Exceptional cash flows	(11.9)	(28.3)

NET CASH INFLOW FROM OPERATING ACTIVITIES	758.5	700.1

DIVIDENDS FROM JOINT VENTURES AND ASSOCIATES	79.1	35.0

RETURNS ON INVESTMENTS AND SERVICING OF FINANCE	(91.2)	(94.4)

TAX PAID	(98.2)	(90.7)

CAPITAL EXPENDITURE AND FINANCIAL INVESTMENT	(204.2)	(227.0)

ACQUISITIONS AND DISPOSALS	92.5	(118.3)

EQUITY DIVIDENDS PAID	(197.3)	(192.1)

NET CASH INFLOW BEFORE USE OF LIQUID RESOURCES AND FINANCING	339.2	12.6

GROUP CASH FLOW STATEMENT
3 MONTHS TO 30 SEPTEMBER 2004

	3 months to 30 Sep 2004	3 months to 30 Sep 2003 (restated)

	£million	£million
TOTAL OPERATING PROFIT before exceptional items	154.5	131.9
Depreciation and amortisation	79.0	86.6
Net retirement benefits charge less contributions	(8.8)	0.7
Operating profit before exceptional items of joint ventures	(26.8)	(26.5)
Operating profit before exceptional items of associates	(3.7)	(4.1)
Changes in working capital and other items	74.1	109.7
Exceptional cash flows	(6.8)	(6.7)

NET CASH INFLOW FROM OPERATING ACTIVITIES	261.5	291.6

DIVIDENDS FROM JOINT VENTURES AND ASSOCIATES	42.6	22.9

RETURNS ON INVESTMENTS AND SERVICING OF FINANCE	(20.8)	(15.8)

TAX PAID	(37.7)	(38.0)

CAPITAL EXPENDITURE AND FINANCIAL INVESTMENT	(51.0)	(42.6)

ACQUISITIONS AND DISPOSALS	103.5	(2.3)

EQUITY DIVIDENDS PAID	(121.0)	(115.7)

NET CASH INFLOW BEFORE USE OF LIQUID RESOURCES AND FINANCING	177.1	100.1

TOTAL RECOGNISED GAINS AND LOSSES
YEAR TO 30 SEPTEMBER 2004

	Year to 30 Sep 2004	Year to 30 Sep 2003

	£million	£million
Profit for the year	264.0	219.1
Actuarial loss recognised on the pension schemes	(2.2)	(17.5)
Movement on deferred tax relating to actuarial loss on pensions	(8.1)	2.0
Movement on current tax relating to actuarial loss on pensions	3.2	-
Unrealised profit on disposal of a subsidiary	-	8.2
Exchange translation effect on:
- results for the year	(0.6)	8.0
- foreign currency net investments	(100.4)	23.5

Total recognised gains and losses for the year	155.9	243.3

There were no material differences between reported profits and losses and historical cost profits and losses on ordinary activities before tax for any of the above years.

MOVEMENT IN SHAREHOLDERS' FUNDS
YEAR TO 30 SEPTEMBER 2004

	Year to 30 Sep 2004	Year to 30 Sep 2003 (restated)

	£million	£million
Profit for the year	264.0	219.1
Dividends	(197.3)	(192.1)

	66.7	27.0
Other recognised gains and losses	(108.1)	24.2
Reversal of goodwill in total recognised gains and losses on disposal of a business/subsidiary	15.3	(4.2)
Shares issued	8.7	3.7
Consideration paid for the purchase of own shares held in an ESOP trust	-	(7.5)
Consideration received for the sale of own shares held in an ESOP trust	2.5	1.2
Credit in respect of employee share schemes	3.5	0.7

Net (decrease)/increase in shareholders' funds for the year	(11.4)	45.1
Shareholders' funds at 1 October - previously reported	1,734.8	1,684.1
Prior year adjustment (note 1)	(48.1)	(42.5)
Shareholders' funds at 1 October - restated	1,686.7	1,641.6

Shareholders' funds at 30 September	1,675.3	1,686.7

NOTES TO THE ACCOUNTS
1.

Basis of preparation
The results for the year to 30 September 2004 have been prepared on an accounting basis consistent with that applied in the financial year to 30 September 2003, except for changes arising from the adoption of UITF38 (Accounting for ESOP trusts). This new pronouncement changes the treatment of own shares held in an ESOP trust from being a fixed asset investment to a reduction in shareholders' funds. Consideration paid for the purchase of own shares represents the cost of shares purchased by the company. Consideration received for the sale of own shares represents the prices paid by employees on the exercise of options. The credit in respect of employee share schemes represents the charge for those schemes under UITF17 (Employee Share Schemes). Comparative figures have been restated accordingly.

Financial information for the year to 30 September 2003 has been based on the full Group accounts for that year. The 2003 accounts received an unqualified audit report and have been delivered to the Registrar of Companies. The auditors' report on the financial statements for the year to 30 September 2004 has yet to be signed.

2.

Exchange rates
The majority of the Group's operations are located outside the UK and operate in currencies other than sterling. Profit and loss and other period statements of the Group's overseas operations are translated at average rates of exchange for the year. Assets and liabilities denominated in foreign currencies are translated at the rates of exchange ruling at the year end.

The rates of exchange to sterling for the currencies which principally affected the Group's results were as follows:

	Year to 30 Sep 2004	Year to 30 Sep 2003

Average rates:
- US dollar	1.79	1.60
- Australian dollar	2.47	2.62
- Japanese yen	195.17	191.01
- South African rand	11.85	13.24
Year end rates:
- US dollar	1.81	1.66
- Australian dollar	2.50	2.45
- Japanese yen	199.44	185.60
- South African rand	11.72	11.57

3.	Segmental information
a) Turnover, by business and by region, for the year to 30 September 2004 was as follows:

	Year to 30 Sep 2004	Year to 30 Sep 2003

Business analysis:	£million	£million
Process Gas Solutions	1,275.2	1,242.7
Industrial and Special Products	1,782.3	1,751.2
BOC Edwards	816.5	684.1
Afrox hospitals	432.1	353.4
Gist	293.2	291.8

Continuing operations	4,599.3	4,323.2

Regional analysis:
Europe	1,224.6	1,154.4
Americas	1,218.3	1,238.8
Africa	699.0	585.5
Asia/Pacific	1,457.4	1,344.5

Continuing operations	4,599.3	4,323.2

b)	Adjusted operating profit and operating profit, by business and by region, for the year to 30 September 2004 were as follows:

	Year to 30 Sep 2004		Year to 30 Sep 2003

	Adjusted operating profit	Operating profit	Adjusted operating profit	Operating profit

	£million	£million	£million	£million
Business analysis:
Process Gas Solutions	190.3	189.5	184.0	177.1
Industrial and Special Products	269.5	253.9	242.7	238.2
BOC Edwards	47.8	46.8	18.5	7.9
Afrox hospitals	59.8	59.8	46.1	46.1
Gist	25.1	25.1	29.2	29.2
Corporate	(15.6)	(15.6)	(14.9)	(59.9)

Continuing operations	576.9	559.5	505.6	438.6

Regional analysis:
Europe	155.4	155.4	144.3	137.0
Americas	77.4	62.6	91.8	42.7
Africa	108.9	108.9	85.0	85.0
Asia/Pacific	235.2	232.6	184.5	173.9

Continuing operations	576.9	559.5	505.6	438.6

c)	Turnover, adjusted operating profit and operating profit, by business and by region, for the 3 months to 30 September 2004 were as follows:

	3 months to 30 Sep 2004			3 months to 30 Sep 2003

	Turnover	Adjusted operating profit	Operating profit	Turnover	Adjusted operating profit	Operating profit

	£million	£million	£million	£million	£million	£million
Business analysis:
Process Gas Solutions	334.6	48.8	48.6	333.4	46.4	42.9
Industrial and Special Products	442.6	70.5	68.4	469.7	62.8	61.8
BOC Edwards	221.3	15.3	14.8	170.5	5.3	1.5
Afrox hospitals	117.3	17.9	17.9	103.7	15.4	15.4
Gist	72.4	6.5	6.5	64.5	5.9	5.9
Corporate	-	(4.5)	(4.5)	-	(3.9)	(48.0)

Continuing operations	1,188.2	154.5	151.7	1,141.8	131.9	79.5

Regional analysis:
Europe	312.5	49.2	49.2	286.9	34.8	29.1
Americas	303.5	14.8	12.9	330.1	20.8	(24.3)
Africa	192.5	30.7	30.7	168.1	24.2	24.2
Asia/Pacific	379.7	59.8	58.9	356.7	52.1	50.5

Continuing operations	1,188.2	154.5	151.7	1,141.8	131.9	79.5

Adjusted means excluding exceptional items.

4.	Exceptional items

	Year to 30 Sep 2004	Year to 30 Sep 2003

	£million	£million
Restructuring costs	(17.4)	(23.8)
Litigation settlement	-	(43.2)

Total operating exceptional items	(17.4)	(67.0)

Loss on disposal of business – continuing operations	(79.5)	-
Profit on disposal of fixed assets – continuing operations	4.9	-

Total non-operating exceptional items	(74.6)	-

The sale of the packaged gas business in the US was completed on 30 July 2004. The loss on disposal of £79.5 million includes the write-off of the assets associated with the business, severance and other disposal costs. It also includes a goodwill write-off of £19.9 million, of which £15.3 million had been written off to reserves in the years up to, and including, 1998 in accordance with prevailing UK GAAP at that time. In addition, costs of £14.8 million have been incurred to restructure the footprint of the remaining business in the US. Cash proceeds are £97.8 million (US$175 million). Cash outflows related to the disposal are expected to be approximately £38 million, leaving net cash proceeds of approximately £60 million. Provisional amounts for the loss on sale and restructuring costs were recognised in the 3 months to 30 June 2004. Changes in the 3 months to 30 September 2004 reflect final adjustments on completion of the transaction.

Other operating restructuring costs relate to the ongoing integration of BOC's gases business in Japan with part of the Air Liquide business in Japan.

5.	Tax

	Year to 30 Sep 2004	Year to 30 Sep 2003

	£million	£million
Subsidiary undertakings	(75.9)	(77.9)
Share of joint ventures	(23.5)	(16.0)
Share of associates	(2.3)	(2.5)

Tax on profit on ordinary activities	(101.7)	(96.4)

Overseas tax included in the tax on profit on ordinary activities above was	(71.5)	(69.8)

The tax charge includes a credit in respect of:
Operating exceptional items	18.9	25.0
Non-operating exceptional items	25.6	-

Tax on exceptional items	44.5	25.0

6.	Earnings per share

	Year to 30 Sep 2004	Year to 30 Sep 2003

	£million	£million
Amounts used in computing the earnings per share:
Earnings attributable to ordinary shareholders for the year	264.0	219.1
Adjustment for exceptional items	47.5	41.6

Adjusted earnings before exceptional items	311.5	260.7

	Year to 30 Sep 2004	Year to 30 Sep 2003

	million	million
Average number of 25p ordinary shares:
Average issued share capital	498.2	497.5
Less: average own shares held in trust	(5.2)	(5.0)

Basic	493.0	492.5
Add: dilutive share options	0.8	0.2

Diluted	493.8	492.7

7.	Reconciliation of net cash flow to movement in net debt

	Year to 30 Sep 2004	Year to 30 Sep 2003 (restated)

	£million	£million
Net borrowings and finance leases – at 1 October	(1,368.1)	(1,325.6)
Net cash inflow	339.2	12.6
Issue of shares	12.4	(2.6)
Net borrowings assumed at acquisition	(4.7)	(0.8)
Net liquid resources eliminated on disposal	-	(31.0)
Inception of finance leases	(0.2)	-
Exchange adjustment	59.0	(20.7)

Net borrowings and finance leases – at 30 September	(962.4)	(1,368.1)

8.	Contingent liabilities

a)

A US subsidiary of the Group, The BOC Group, Inc., has been named in lawsuits in the US alleging injury from exposure to welding fumes. The BOC Group, Inc. believes that it has strong defences to the claims asserted. Based on its experience to date, together with its current assessment of the merits of the claims being asserted and applicable insurance, BOC believes that continued defence and resolution of these proceedings will not have a material adverse effect on its financial condition or profitability and no provision has been made. No events have occurred that have materially changed this situation since 30 September 2003.

b)

In February 2003, the company was notified that a jury verdict in the US was obtained against Fluorogas Limited, The BOC Group, Inc. and The BOC Group plc. In August 2004, the appellate court reversed the entire judgement against the BOC entities and all but US$170,000 in reliance damages against Fluorogas Limited. In addition, the appellate court remanded for reconsideration by the District Court an award of attorney's fees on the US$170,000 recovery.

	c)	There has been no material change in other contingent liabilities and legal proceedings since 30 September 2003.

9.	The preliminary announcement of the results for the year to 30 September 2004 is unaudited and was approved by the finance committee of the board of directors on 18 November 2004.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, The BOC Group plc, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 18, 2004
By: /s/ Sarah Larkins
Name: Sarah Larkins
Title: Assistant Company Secretary